Exhibit 14.1

Raymond James Financial, Inc. Code of Ethics for Senior Financial Officers

This Code of Ethics for Senior Financial Officers has been adopted by the Board of Directors of the Company to promote honest and ethical conduct, proper disclosure of financial information in the Corporation's periodic reports, and compliance with applicable laws, rules, and regulations by the Company's senior officers who have financial responsibilities.

As used in this Code, the term Senior Financial Officer means the Company's Chief Executive Officer, Chief Financial Officer and Controller, and Raymond James and Associates’ Chief Financial Officer.

Principles and Practices.

In performing his or her duties, each Senior Financial Officer must:

(1) maintain high standards of honest and ethical conduct and avoid any actual or apparent conflict of interest as defined in the Company's Business Ethics Policy;

(2) report to the Audit Committee of the Board of Directors any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict;

(3) provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications;

(4) comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations; and

(5) promptly report violations of this Code to the Audit Committee.

Senior Financial Officers must also comply with the Business Ethics Policy that applies to all of the Company's officers and employees.

Compliance and Accountability.

The Audit Committee will assess compliance with this Code, report material violations to the Board of Directors, and recommend to the Board appropriate action.

As approved by the Board of Directors on August 28, 2003, and as amended on August 23, 2007